

Mail Stop 4561

February 11, 2016

Mr. Andy Reinland
Executive Vice President, Chief Financial Officer
F5 Networks, Inc.
411 Elliott Avenue West
Seattle, WA 98119

  Re: **F5 Networks, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2015
    Filed November 6, 2015
    File No. 000-26041

Dear Mr. Reinland:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Legal Proceedings, page 27

1. Please tell us the relief sought in the pending patent infringement litigation with Radware Ltd and Radware Inc. and confirm that you will disclose in future filings the relief sought in all material pending legal proceedings. Refer to Item 103 of Regulation S-K.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Other Assets, page 52

2. We note your policy disclosure regarding software development costs and that you did not capitalize any software development costs in the fiscal years presented. On page 11 you

disclose that in fiscal 2015, approximately 93 percent of your product development organization was engaged in software development. We further note management remarks on your fourth quarter 2015 earnings call indicating that you have approximately two major software releases a year. Please briefly describe your software development process and explain why you did not capitalize any development costs during the periods presented. Refer to paragraphs 25-1 and 25-2 of ASC 985-20-25.

3.   On page 16 you disclose that you are devoting significant resources to develop and deploy your own competing cloud-based software and services strategies. Please tell us the amount of expensed as incurred costs related to your development of internal-use software for the periods presented. Tell us what consideration was given to disclosing your policy for internal-use software development costs. Refer to ASC 350-40-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services